Exhibit 10.40

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into by and between Internet Capital Group Operations, Inc. (the “Company”) and Walter W. Buckley, III (the “Executive”) and shall be effective as of March 9, 2004 (the “Effective Date”) Internet Capital Group, Inc. (“ICG”), the parent of the Company is also a party hereto for the purposes specifically stated herein.

WHEREAS, the Company desires to continue to employ the Executive as its Chief Executive Officer and the Executive desires to continue to serve in such capacity on behalf of the Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree as follows:

1.	Employment.

(a) Term. The term of this Agreement (the “Term”) shall begin as of the Effective Date and shall terminate on December 31, 2006, unless sooner terminated by either party as hereinafter provided; provided, however, that the Term shall automatically be extended for successive one-year periods on January 1, 2007 and on each subsequent anniversary thereof unless, not later than six months preceding the date of any such extension, either party gives the other party written notice (in accordance with Section 18) of such party’s intention not to further extend the Term.

(b) Duties. The Executive shall serve as the Chief Executive Officer of ICG and the Company and shall report directly to the Board of Directors of the Company (the “Board”) as well as to the Board of Directors of ICG (the “ICG Board”). The Executive shall perform all duties and accept all responsibilities incident to such position as may be reasonably assigned to him by the Board or the ICG Board.

(c) Best Efforts. During the Term, the Executive shall devote his best efforts and full time and attention to promote the business and affairs of the Company and its affiliated companies, and shall be engaged in other business activities only to the extent that such activities do not interfere or conflict with his obligations to the Company hereunder, including, without limitation, obligations pursuant to Section 15 below. The foregoing shall not be construed as preventing the Executive from (1) serving on corporate, civic, educational, philanthropic or charitable boards or committees, (2) delivering lectures, fulfilling speaking engagements or lecturing at educational institutions and (3) managing personal investments, so long as such activities do not significantly interfere with the performance of the Executive’s responsibilities hereunder and provided that the Executive shall obtain the ICG Board’s consent (which shall not be unreasonably withheld) before serving on any corporate boards or committees (other than the corporate boards or committees of the Company’s partner companies).

2. Base Salary and Bonus. As compensation for the services to be rendered hereunder, the Company shall pay to the Executive an annual base salary of $400,000. This amount may be subject to annual increases, as determined by the Board, in its sole discretion. The Executive’s base salary shall be paid in accordance with the Company’s existing payroll policies, and shall be subject to applicable withholding taxes. The Executive shall also be eligible for bonus payments if certain performance goals and targets, established by the Board and the Compensation Committee of the ICG Board (collectively, the “Compensation Committee”), in its sole discretion, are met. The performance goals and targets shall be determined by the Compensation Committee, in its sole discretion, at the beginning of each fiscal year during the term of this Agreement. The Compensation Committee shall determine, at the end of each relevant period, whether and to what extent the applicable goals and targets have been achieved, in its sole discretion, based upon actual performance against the applicable performance goals and targets, and shall notify the Executive of the amount of his bonus award, if any. The Executive’s bonus shall be paid to him after the end of the fiscal year to which it relates, at the same time and under the same terms and conditions as other executives of the Company. For 2003, the Executive’s target annual bonus shall be 150% of base salary and a portion of such annual bonus shall be paid in the form of equity.

For purposes of this Section 2, where applicable, references to the “Compensation Committee” shall include the full Board or the ICG Board.

3. Equity Compensation. The Executive shall be entitled to participate in any short-term and long-term equity incentive programs established by the Company for its senior level executives generally, including ICG’s 1999 Equity Compensation Plan, at levels at least commensurate with the benefits provided to other senior executives and with adjustments appropriate for his position as the Chief Executive Officer of the Company and of ICG.

4. Retirement and Welfare Benefits. The Executive shall be entitled to participate in the Company’s health, life insurance, long and short term disability, dental, retirement, and medical programs, if any, pursuant to their respective terms and conditions. Nothing in this Agreement shall preclude the Company or any affiliate of the Company from terminating or amending any employee benefit plan or program from time to time after the effective date of this Agreement.

5. Vacation. The Executive shall be entitled to vacation, holiday and sick leave at levels commensurate with those provided to other senior executive officers of the Company, in accordance with the Company’s vacation, holiday and other pay for time not worked policies. The Executive shall be entitled to not less than 5 weeks vacation; provided, however, that the Executive may not carry over unused vacation time from one year to the next except as otherwise permitted under the Company’s vacation policy, unless the Compensation Committee approves additional carryover time.

6. Expenses. The Company shall reimburse the Executive for all necessary and reasonable travel and other business expenses incurred by the Executive in the performance of his duties hereunder in accordance with such reasonable accounting and reporting procedures as the Company may adopt generally from time to time for executives.

7. Indemnification. During the Term and thereafter, the Company agrees to indemnify the Executive against all claims arising out of actions or omissions during the Executive’s service to the Company and ICG, to the same extent and on the same terms and conditions provided for in Article VI of ICG’s bylaws and under the Delaware General

Corporation Law, each as in effect on the Effective Date. The Company agrees it will continue to maintain, or cause ICG to maintain, officers’ and directors’ liability insurance to fund the indemnity described above for so long as such coverage for the benefit of active officers and directors is maintained by the Company or ICG.

8. Termination Without Cause; Resignation for Good Reason Before A Change of Control.

(a) The Company may terminate the Executive’s employment with the Company at any time without Cause (as defined in Section 14) from the position in which the Executive is employed hereunder upon not less than 30 days’ prior written notice to the Executive; provided, however, that in the event that such notice is given, the Executive shall be under no obligation to render any additional services to the Company and shall be allowed to seek other employment. In addition, the Executive may initiate a termination of employment by resigning under this Section 8 for Good Reason Before A Change of Control (as defined in Section 14). The Executive shall give the Company not less than 30 days’ prior written notice of such resignation.

(b) Upon any termination or resignation described in Section 8(a) above, the Executive shall be entitled to receive only the amount due to the Executive under the Company’s then current severance pay plan for employees, if any. No other payments or benefits shall be due under this Agreement to the Executive, but the Executive shall be entitled to any benefits accrued and earned in accordance with the terms of any applicable benefit plans and programs of the Company.

(c) Notwithstanding the provisions of Section 8(b), if the Executive executes and does not revoke a written release upon any termination or resignation described in Section 8(a) above, substantially in the form attached hereto as Exhibit A but subject to any adjustment determined by the Company to be necessary to comply with applicable law, or regulations, at the time of the Executive’s termination (the “Release”), of any and all claims against the Company and all related parties, including ICG, with respect to all matters arising out of the Executive’s employment by the Company, or the termination thereof (other than claims for any entitlements under the terms of this Agreement or under any plans or programs of the Company under which the Executive has accrued and is due a benefit), and any claims against the Executive for actions within the scope of his employment by the Company, the Executive shall be entitled to receive, in lieu of the payment described in Section 8(b), the following:

(1) A lump sum cash severance payment in an amount equal to two times the aggregate amount of (A) plus (B) where (A) is the Executive’s annual base salary (as in effect immediately prior to any reduction, if Executive has resigned for the reason described in Section 14(c)(1)) and (B) is the Executive’s target annual bonus for the year in which the Executive’s termination of employment occurs. Payment of the lump sum shall be made within 30 days after the effective date of the termination or the end of the revocation period for the Release, if later. Notwithstanding the foregoing, the lump sum payable under this paragraph will be reduced by any amount paid to Executive pursuant to the paragraph entitled “SEVERANCE PAY” in his letter agreement with ICG dated September 20, 2001 (the “Letter Agreement”).

(2) A pro rated bonus, if any, for the year in which the Executive’s termination of employment occurs. The amount of the pro rated bonus shall be based upon the Executive’s achievement of applicable individual performance goals and the Company’s performance for the period, as determined by the Compensation Committee, in its sole discretion. The amount of the pro rated bonus shall be determined by multiplying the amount of the Executive’s annual bonus so determined, if any, for the fiscal year in which the Executive’s termination occurs, by a fraction, the numerator of which is the number of days during which the Executive was employed by the Company in the fiscal year of his termination and the denominator of which is 365. Payment of the pro rated bonus shall be made if, as and when bonuses are paid to other executives of the Company. Notwithstanding the foregoing, the amount payable under this paragraph will be reduced by any amount paid to Executive pursuant to the paragraph entitled “ANNUAL BONUS” in the Letter Agreement.

(3) Medical coverage until the earlier of the last day of the 24-month period following the date of termination or until the date on which the Executive is eligible for coverage under a plan maintained by a new employer or under a plan maintained by his spouse’s employer, at the level in effect at the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, as the same may be changed by the Company from time to time for employees generally, as if the Executive had continued in employment during such period; or, cash in lieu of such coverage in an amount equal to the Executive’s after-tax cost of continuing such coverage, where such coverage may not be continued (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided). The COBRA health care continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended, shall run concurrently with the foregoing benefit period.

(4) All outstanding options held by the Executive at the date of his termination of employment shall become fully exercisable on the date of termination and all restrictions on restricted stock held by the Executive at the date of his termination of employment shall lapse as of the date of termination. All outstanding options held by the Executive at the date of his termination of employment shall remain exercisable until the earlier to occur of (A) the last day of the 24-month period following the date of the Executive’s termination of employment or (B) the last day of the twelve month period following the date on which the Company’s stock is maintained at $3 for 20 trading days (taking into account any stock splits or other similar adjustments).

(5) Outplacement assistance reimbursement by the Company up to a total maximum of $40,000 until the later of (A) the last day of the 12-month period following the effective date of the Executive’s termination of employment or (B) the date the Executive commences employment with a new employer. Notwithstanding the foregoing, the amount payable under this paragraph will be reduced by the value of any benefit provided to Executive pursuant to the paragraph entitled “OUTPLACEMENT” in the Letter Agreement.

(6) Any other amounts earned, accrued and owing but not yet paid under Section 2 above.

9. Voluntary Termination. The Executive may voluntarily terminate his employment for any reason upon 30 days’ prior written notice. In such event, after the effective date of such termination, no further payments shall be due under this Agreement, except that the Executive shall be entitled to any benefits accrued and due in accordance with the terms of any applicable benefit plans and programs of the Company.

10. Disability. If the Executive incurs a Disability (as defined below) during the Term, the Executive’s employment shall terminate on the date of Disability. If the Executive’s employment terminates on account of his Disability, the Executive shall be entitled to receive any benefits accrued and earned in accordance with the terms of any applicable benefit plans and programs of the Company. For purposes of this Agreement, the term “Disability” shall mean a determination by Unum, the Company’s long term disability provider, that: the Executive is Limited from performing the Material And Substantial Duties of the Executive’s Regular Occupation due to Sickness or Injury; and the Executive has a 20% or more loss in his Indexed Monthly Earnings dues to the same Sickness or Injury. Disability must begin while the Executive is covered under the Company’s long term disability plan. For purposes of this definition, the following terms shall have the following meanings:

(a) “Limited” means what the Executive cannot or is unable to do.

(b) “Material And Substantial Duties” means duties that are normally required for the performance of the Executive’s regular occupation and cannot be reasonably omitted or modified, except that if the Executive is required to work on average in excess of 40 hours per week, Unum will consider the Executive able to perform that requirement if he is working or has the capacity to work 40 hours per week.

(c) “Sickness” means an illness or disease.

(d) “Injury” means a bodily injury that is the direct result of an accident and not related to any other cause.

(e) “Indexed Monthly Earnings” means the Executive’s monthly earnings adjusted on each anniversary of benefit payments by the lesser of 10% or the current annual percentage increase in the Consumer Price Index. The Executive’s Indexed Monthly Earnings may increase or remain the same, but will never decrease. The Consumer Price Index is published by the U.S. Department of Labor. Unum reserves the right to use some other similar measurement if the Department of Labor changes or stops publishing the CPI-W.

11. Death. If the Executive dies while employed by the Company, the Executive’s employment shall terminate on the date of death and the Company shall pay to the Executive’s executor, legal representative, administrator or designated beneficiary, as applicable, any amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and earned under the Company’s benefit plans and programs. Otherwise, the Company shall have no further liability or obligation under this Agreement to the Executive’s executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through the Executive.

12. Cause. The Company may terminate the Executive’s employment at any time for Cause (as defined in Section 14) upon written notice to the Executive, in which event all payments under this Agreement shall cease, except for salary to the extent already accrued. The Executive shall be entitled to any benefits accrued and earned before his termination in accordance with the terms of any applicable benefit plans and programs of the Company.

13. Change of Control.

(a) Effect of Change of Control. If a Change of Control (as defined in Section 14) occurs and the Executive’s employment terminates under the circumstances described below, the provisions of this Section 14 shall apply.

(b) Termination Without Cause/Resignation for Good Reason After A Change of Control. If the Executive’s employment is terminated by the Company without Cause at any time during the six-month period before, or the 24-month period following a Change of Control (as defined in Section 14) or if, upon 60 days’ prior written notice, the Executive initiates a termination of employment and resigns for Good Reason After A Change of Control at any time during the 24-month period following a Change of Control, and, in either case, the Executive executes and does not revoke the Release (as described in Section 8 above) upon any such termination without Cause or resignation for Good Reason After a Change of Control, the provisions of Section 8(c) shall then apply except that:

(1) the lump sum amount described in Section 8(c)(1) shall be equal to three times the sum of (A) the Executive’s annual base salary for the year in which the Executive’s termination of employment occurs (or, if the Executive has resigned following a salary reduction described in Section 14(d)(1), the annual base salary in effect immediately prior to such reduction), plus (B) the Executive’s target annual bonus for the year in which the Executive’s termination of employment occurs (or, if the Executive has resigned following a target bonus reduction described in Section 14(d)(5), the target annual bonus for the immediately preceding year); and

(2) the 24-month period described in Section 8(c)(3) shall be extended to 36 months.

If the Executive does not sign or revokes the Release, the provisions of Section 8(b) shall then apply. In the event the Company terminates the Executive’s employment without Cause and the Executive executes and does not revoke the Release (as described in Section 8 above) upon such termination, and a Change of Control occurs within the six-month period following such termination, the Company shall make an additional payment to the Executive to reflect the increased amount payable to the Executive under Section 8(c)(1) in accordance with this Section 13(b). Payment of the additional amount shall be made within 30 days after the effective date of the Change of Control.

(c) Enforcement. It is the intent of the Company that, following a Change of Control, the Executive not be required to incur any expenses associated with the enforcement of his rights under this Agreement by arbitration, litigation or other legal action because the cost and expense thereof would substantially detract from the benefits intended to be extended to the

Executive hereunder. Accordingly, the Company shall pay the Executive on demand the amount necessary to reimburse the Executive in full for all expenses (including all attorneys’ fees and legal expenses) incurred by the Executive in enforcing any of the obligations of the Company under this Section following a Change of Control.

14. Definitions.

(a) “Cause” shall mean a determination, by vote of a majority of the members of the Board and the ICG Board, that there exists any of the following grounds for termination of the Executive’s employment:

(1) The Executive shall have been convicted of or pleads nolo contendere to a felony;

(2) The Executive intentionally and continually refuses to perform the reasonable and lawful directives of the Board or the ICG Board, which refusal has continued for at least 30 days following receipt by the Executive of written notice from the Board describing the specific nature of the failure; or

(3) The Executive breaches Section 15 of this Agreement, which breach has continued for at least 30 days following receipt by the Executive of written notice from the Board describing the specific nature of the breach.

(b) “Change of Control” shall be deemed to have occurred if any of the following occur:

(1) Any “person” (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of ICG or the Company representing a majority of the voting power of the then outstanding securities of ICG or the Company, where that person is not an ICG Entity (as defined below);

(2) Any person has successfully completed a tender offer or exchange offer for a majority of the voting power of the then outstanding securities of ICG;

(3) The consummation of (A) a merger or consolidation of ICG with another corporation where the shareholders of ICG, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (B) a sale or other disposition of all or substantially all of the assets of (i) ICG or (ii) the Company other than to an ICG Entity, (C) a liquidation or dissolution of ICG, or (D) a reorganization of ICG or the Company (either inside or outside of bankruptcy) where the shareholders of ICG, immediately prior to the reorganization, will not beneficially own directly or indirectly, immediately after the reorganization, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the surviving entity would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote); or

(4) Persons who, as of the Effective Date, constituted the ICG Board (the “Incumbent Board”) cease for any reason, including without limitation as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the ICG Board; provided that any person becoming a director of ICG subsequent to the Effective Date whose election was approved by at least a majority of the directors then comprising the Incumbent Board shall, for purposes of this Agreement, be considered a member of the Incumbent Board.

(c) “Good Reason Before A Change of Control” shall mean the occurrence of any of the following events or conditions, unless the Executive has expressly consented in writing thereto or unless the event is remedied by the Company within 30 days after receipt of notice thereof given by the Executive:

(1) Any reduction in the Executive’s annual base salary, other than as part of an across the board reduction in salaries of management personnel of less than 20%;

(2) A material reduction of the Executive’s duties or responsibilities hereunder, other than a circumstance where the Executive continues to serve as the Chief Executive Officer, but another individual is appointed President and reports to the Executive;

(3) A change in the Executive’s reporting relationship such that he no longer reports solely and directly to the Board and the ICG Board, or their successors, as applicable;

(4) Any other material breach of this Agreement by the Company which continues for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the Company by the Executive specifying the manner in which the Company has breached this Agreement; or

(5) The Company’s failure to renew this Agreement in accordance with Section 1 above.

(d) “Good Reason After A Change of Control” shall mean the occurrence of any of the following events or conditions, unless the Executive has consented in writing thereto or unless the event is remedied by the Company within 30 days after receipt of notice thereof given by the Executive:

(1) Any reduction in the Executive’s annual base salary;

(2) Any reduction of the Executive’s duties or responsibilities hereunder, other than a circumstance where the Executive continues to serve as the Chief Executive Officer, but another individual is appointed President and reports to the Executive;

(3) Any change in the Executive’s reporting relationship such that he no longer reports solely and directly to the Board and the ICG Board, or their successors, as applicable;

(4) Any other material breach of this Agreement by the Company;

(5) The establishment of a target annual bonus less than that in effect for the immediately preceding year, measured as a percentage of base salary;

(6) ICG or the Company becoming a subsidiary of another corporation or entity that is not an ICG Entity, unless this Agreement is assumed by the Ultimate Parent and Executive is appointed as the most senior executive officer of the Ultimate Parent;

(7) The Company’s requiring the Executive to be based at a location other than within 50 miles of Philadelphia, Pennsylvania; or

(8) The Company’s failure to renew this Agreement in accordance with Section 1 above.

(e) “ICG Entity” means either ICG, the Company, or any other majority owned subsidiary of ICG, or the parent of ICG if voting securities of that parent possessing more than 50% of all votes to which all owners of the surviving entity would be entitled to vote in the election of directors (without consideration of the rights of any class of equity to elect directors by a separate class vote) are owned by those persons who were shareholders of ICG immediately prior to the transaction by which ICG became a subsidiary of another entity.

(f) “Ultimate Parent” means the corporation or other entity in the unbroken chain of entities ending with the Company that owns or controls (directly or indirectly) at least 50 percent of the total combined voting power of all ownership interests of the Company and each other entity within that chain.

15. Restrictive Covenants.

(a) Non-Competition.

(1) During the Term and until the last day of the six month period following the Executive’s termination of employment for any reason, the Executive hereby agrees that he will not, except with the prior written consent of the Board and the ICG Board, directly or indirectly, own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with, or use or permit the Executive’s name to be used in connection with, any business or enterprise or any division of any business or enterprise whose primary business involves or is related to business to business commerce using the internet.

(2) For the 12-month period following the period described in (1) above, the Executive will not, except with the prior written consent of the Board and the ICG Board, directly or indirectly, own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with, or use or permit the Executive’s name to be used in connection with, any entity, or division or business unit of an entity, that is a direct competitor of one or more of the following entities or their successors:

Linkshare

ICG Commerce

Marketron

Starcite

Blackboard

Commerce Quest

Investor Force

(b) Non-Solicitation and Non-Hire. During the Term and for the 18-month period beginning on the date that the Executive’s employment with the Company terminates for any reason, the Executive hereby agrees that he will not either directly or through others, solicit, hire or attempt to solicit or hire any employee, consultant, independent contractor or customer of the Company, ICG or any of its or ICG’s partner companies to change or terminate his, her or its relationship with the Company, ICG or ICG’s partner companies or otherwise to become an employee, consultant, independent contractor or customer to, for or of any other person or business entity. Notwithstanding the foregoing, general solicitations of employment published in a journal, newspaper or other publication of general circulation and not specifically directed towards such employees, consultants or independent contractors shall not be deemed to constitute solicitation for purposes of this Section 15(b). The Executive shall not be prohibited from employing or maintaining as a customer any such person or business that contacts the Executive on his or her or its own initiative and without any solicitation on the part of the Executive or soliciting any customer for a business that is not a direct competitor of the Company, ICG or any of its or ICG’s partner companies.

(c) Proprietary Information. At all times, the Executive will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with the Executive’s work for the Company, or unless the Company expressly authorizes such disclosure in writing or it is required by law or in a judicial or administrative proceeding in which event the Executive shall promptly notify the Company of the required disclosure and assist the Company if it determines to resist the disclosure. “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company, ICG, their affiliated entities, any of their partner companies, investors, and partners, including but not limited to information relating to financial matters, investments, budgets, business plans, marketing plans, personnel matters, business contacts, products, processes, know-how, designs, methods, improvements, discoveries, inventions, ideas, data, programs, and other works of authorship. The Executive hereby agrees that he will not, at any time, improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom the Executive has an obligation of confidentiality, and the Executive will not bring into the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom the Executive has an obligation of confidentiality unless consented to in writing by that former employer or person. Notwithstanding anything to the contrary herein, each of the parties hereto (and each employee, representative, or other agent of such parties) may disclose to any person, without limitation of any kind, the federal income tax treatment and federal income tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure.

(d) Assignment of Inventions.

(1) Proprietary Rights and Inventions. The term “Proprietary Rights” shall mean all trade secrets, know-how, patents, copyrights and other intellectual property rights throughout the world. The term “Inventions” shall mean all trade secrets, inventions, ideas, processes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques.

(2) Prior Inventions. The Executive has disclosed to the Company a complete list of all Inventions that the Executive has, along or jointly with others, made prior to the commencement of the Executive’s employment with the Company that the Executive considers to be his property or the property of third parties and that the Executive wishes to have excluded from the scope of this Restrictive Covenant Agreement (collectively referred to as “Prior Inventions”). If no such disclosure is made, the Executive represents that there are no prior Inventions. If, in the course of the Executive’s employment with the Company, the Executive incorporates a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, the Executive hereby agrees that he will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

(3) Assignment of Inventions. The Executive hereby assigns and agrees to assign in the future (when any such inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company, or its designee, all of the Executive’s right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) which are created, made conceived or reduced to practice by the Executive or under the Executive’s direction or jointly with others during the Executive’s employment by the Company, whether or not during normal working hours or on the premises of the Company (the “Company Inventions”). The Executive hereby agrees that he will, at the Company’s request, promptly execute a written assignment to the Company, or its designee, of any such Company Invention, and the Executive will preserve any such Company Invention as part of the Proprietary Information of the Company.

(4) Obligation to Keep Company Informed. The Executive hereby agrees that he will promptly and fully disclose in writing to the Company all Company Inventions. The Executive further agrees to assist in every proper way and to execute those documents and take such acts as are reasonably requested by the Company to obtain, sustain and from time to time enforce Proprietary Rights relating to Company Inventions in the United States or any other country.

(e) Return of Company Documents. Upon termination of the Executive’s employment with the Company for any reason whatsoever, voluntarily or involuntarily, and at any earlier time the Company requests, the Executive will deliver to the person designated by the Company all originals and copies of all documents and other property of the Company in the Executive’s possession, under the Executive’s control or to which the Executive may have access. The Executive will not reproduce or appropriate for the Executive’s own use, or for the use of others, any property, Proprietary Information or Company Inventions.

16. Legal and Equitable Remedies. Because the Executive’s services are personal and unique because the Executive has had and will continue to have access to and has become and will continue to become acquainted with the Proprietary Information of the Company and because any breach by the Executive of any of the restrictive covenants contained in Section 15 would result in irreparable injury and damage for which money damages would not provide an adequate remedy, the Company shall have the right to enforce Section 15 and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach, or threatened breach, of the restrictive covenants set forth in Section 15. The Executive agrees that in any action in which the Company seeks injunction, specific performance or other equitable relief, the Executive will not assert or contend that any of the provisions of Section 15 are unreasonable or otherwise unenforceable. The Executive irrevocably and unconditionally (i) agrees that any legal proceeding arising out of this paragraph may be brought in the United States District Court for the Eastern District of Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Philadelphia County, Pennsylvania, (ii) consents to the non-exclusive jurisdiction of such court in any such proceeding, and (iii) waives any objection to the laying of venue of any such proceeding in any such court. The Executive also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers.

17. No Mitigation or Set Off. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced, regardless of whether the Executive obtains other employment. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Executive or others.

18. Notices. All notices and other communications required or permitted under this Agreement or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, as follows (provided that notice of change of address shall be deemed given only when received):

If to the Company, to:

Internet Capital Group Operations, Inc.

690 Lee Road, Suite 310

Wayne, PA 19087

Attention: General Counsel

With a required copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Attention: Robert J. Lichtenstein, Esquire

If to the Executive, to:

Walter W. Buckley, III

211 Atlee Road

Wayne, PA 19087

With a required copy to:

Pepper Hamilton LLP

3000 Two Logan Square

18th & Arch Streets

Philadelphia, PA 19103

Attention: Barry M. Abelson, Esquire

or to such other names or addresses as the Company or the Executive, as the case may be, shall designate by notice to each other person entitled to receive notices in the manner specified in this Section.

19. Withholding. All payments under this Agreement shall be made subject to applicable tax withholding, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. Except as specifically provided otherwise in this Agreement, the Executive shall bear all expense of, and be solely responsible for, all federal, state and local taxes due with respect to any payment received under this Agreement.

20. Remedies Cumulative; No Waiver. No remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this Agreement or now or hereafter existing at law or in equity. No delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

21. Assignment. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Executive under this Agreement are of a personal nature and shall not be assignable or delegable in whole or in part by the Executive. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, within 15 days of such succession, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.

22. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto and supersedes any and all prior agreements and understandings concerning the Executive’s employment by the Company, other than the sections of the Letter Agreement entitled “SEVERANCE PAY,” “ANNUAL BONUS,” “OUTPLACEMENT,” “PROMISSORY NOTE” and “RELEASE” (which sections remain in full force and effect). This Agreement may be changed only by a written document signed by the Executive and the Company.

23. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction. If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

24. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive and procedural laws of the Commonwealth of Pennsylvania without regard to rules governing conflicts of law.

25. Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement or the Executive’s employment by the Company, including, but not limited to, common law and statutory claims for discrimination, wrongful discharge, and unpaid wages, shall be resolved by arbitration in Philadelphia, Pennsylvania pursuant to then prevailing National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided, that nothing in this subsection shall be construed as precluding the Company from bringing an action for injunctive or other equitable relief. The Company may elect to proceed to court without first resorting to arbitration in the event that the Executive breaches any provision of Section 15.

26. Legal Fees. The Company will pay (or reimburse the Executive for) the reasonable legal fees and expenses incurred in by him connection with the negotiation and documentation of this Agreement up to a maximum of $15,000.

27. Third Party Beneficiary. All of the Executives covenants and undertaking under this Agreement, to the extent applicable, shall apply and be enforceable by ICG. In addition, ICG will guaranty each of the Company’s obligations hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

INTERNET CAPITAL GROUP OPERATIONS, INC.

By:	/s/ Anthony P. Dolanski

Name:	Anthony P. Dolanski
Its:	Chief Financial Officer

EXECUTIVE

/s/ Walter W. Buckley, III

Walter W. Buckley, III

INTERNET CAPITAL GROUP, INC.

By:	/s/ Anthony P. Dolanski

Name:	Anthony P. Dolanski
Its:	Chief Financial Officer

EXHIBIT A

GENERAL RELEASE

1. Walter W. Buckley, III (the “Executive”), for and in consideration of certain severance benefits to be paid and provided to the Executive by Internet Capital Group Operations, Inc. (the “Company”) under the Employment Agreement between the Company and the Executive dated March 9, 2004 (the “Employment Agreement”), and conditioned upon such payments and provisions, does hereby REMISE, RELEASE, AND FOREVER DISCHARGE the Company, and each of its past or present parents, subsidiaries and affiliates, its and their past or present officers, directors, shareholders, employees and agents, their respective successors and assigns, heirs, executors and administrators, the pension and employee benefit plans of the Company, or of its past or present parents, subsidiaries or affiliates, and the past or present trustees, administrators, agents, or employees of the pension and employee benefit plans (hereinafter collectively included within the term the “Company”), acting in any capacity whatsoever, of and from any and all manner of actions and causes of actions, suits, debts, claims and demands whatsoever in law or in equity, which the Executive ever had, now have, or hereafter may have, or which the Executive’s heirs, executors or administrators hereafter may have from the beginning of the Executive’s employment with the Company to the date of this Release arising from or relating in any way to the Executive’s employment relationship and the termination of the Executive’s employment relationship with the Company, including but not limited to, any claims which have been asserted, could have been asserted, or could be asserted now or in the future under any federal, state or local laws, including any claims under the Pennsylvania Human Relations Act, 43 PA. C.S.A. §§ 951 et seq., as amended, the Rehabilitation Act of 1973, 29 USC §§ 701 et seq., as amended, Title VII of the Civil Rights Act of 1964, 42 USC §§ 2000e et seq., as amended, the Civil Rights Act of 1991, 2 USC §§ 60 et seq., as applicable, the Age Discrimination in Employment Act of 1967, 29 USC §§ 621 et seq., as amended (“ADEA”), the Americans with Disabilities Act, 29 USC §§ 706 et seq., and the Employee Retirement Income Security Act of 1974, 29 USC §§ 301 et seq., as amended, any contracts between the Company and the Executive and any common law claims now or hereafter recognized and all claims for counsel fees and costs; provided, however, that this Release shall not apply to any (i) entitlements under the terms of the Employment Agreement and the surviving sections of that certain letter agreement between the Executive and Internet Capital Group, Inc. (“ICG”) dated September 20, 2001, (ii) entitlements under any plans or programs of the Company or its affiliates in which the Executive participated and under which the Executive has accrued or otherwise become entitled to a benefit (other than under any Company separation or severance plan or programs), (iii) rights as a stockholder of the Company, ICG or any of their affiliates, and (iv) rights with respect to equity incentive awards granted to the Executive by the Company, ICG or any of their affiliates which remain outstanding as of the date hereof.

2. Subject to the limitations of paragraph 1 above, the Executive expressly waives all rights afforded by any statute that expressly limits the effect of a release with respect to unknown claims. The Executive understands the significance of this release of unknown claims and the waiver of statutory protection against a release of unknown claims.

3. The Executive hereby agrees and recognizes that his employment by the Company was/will be permanently and irrevocably severed on                 , 20         and the

A-1

Company has no obligation, contractual or otherwise to the Executive to hire, rehire or reemploy the Executive in the future. The Executive acknowledges that the terms of the Employment Agreement provide him with payments and benefits which are in addition to any amounts to which the Executive otherwise would have been entitled.

4. The Executive hereby agrees and acknowledges that the payments and benefits provided by the Company are to bring about an amicable resolution of the Executive’s employment arrangements and are not to be construed as an admission of any violation of any federal, state or local statute or regulation, or of any duty owed by the Company and that the Employment Agreement was, and this Release is, executed voluntarily to provide an amicable resolution of the Executive’s employment relationship with the Company.

5. The Executive hereby acknowledges that nothing in this Release shall prohibit or restrict the Executive from: (i) making any disclosure of information required by law; (ii) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Company’s designated legal, compliance or human resources officers; or (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization.

6. The Executive will not disparage the Company or ICG or any of their directors, officers, agents or employees or otherwise take any action which could reasonably be expected to adversely affect the reputation of the Company or ICG or the personal or professional reputation of any of their directors, officers, agents or employees. Similarly, the Company and ICG (meaning, solely for this purpose, the officers and directors of the Company and ICG and any of their employees or agents specifically authorized to make communications on their behalf) will not disparage the Executive or otherwise take any action that could reasonably be expected to adversely affect his personal or professional reputation.

7. The Executive hereby certifies that the Executive has read the terms of this Release, that the Executive has been advised by the Company to discuss it with his attorney, that the Executive has received the advice of counsel and that the Executive understand its terms and effects. The Executive acknowledges, further, that the Executive is executing this Release of his own volition with a full understanding of its terms and effects and with the intention of releasing all claims recited herein in exchange for the consideration described in the Agreement, which the Executive acknowledges is adequate and satisfactory to him. None of the above named persons, nor their agents, representatives, or attorneys have made any representations to the Executive concerning the terms or effects of this Release other than those contained herein.

8. The Executive hereby acknowledges that the Executive has been informed that he has the right to consider this Release for a period of 21 days prior to execution. The Executive also understands that the Executive has the right to revoke this Release for a period of seven days following execution by giving written notice to the Company at 690 Lee Road, Suite 310, Wayne, PA 19087, Attention:                         .

A-2

9. The Executive hereby further acknowledges that the terms of Sections 15 and 16 of the Employment Agreement continue to apply for the balance of the time periods provided therein and that the Executive will abide by and fully perform such obligations.

10. This Release shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to its conflict of laws provisions.

Intending to be legally bound hereby, the Executive and the Company have executed the foregoing Release this          day of             , 20     .

EXECUTIVE

Witness	Walter W. Buckley, III

INTERNET CAPITAL GROUP OPERATIONS, INC.

By:

Witness	Its:

INTERNET CAPITAL GROUP, INC.

By:

Witness	Its:

A-3